

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03056223

NO ACT
P.E 2-4-03
1-9581

April 7, 2003

Kevin B. Acklin
Ropes & Gray
One International Place
Boston, MA 02110-2624

Act 1934
Section
Rule 14A-8
Public Availability 4/7/2003

Re: The TJX Companies, Inc.
Incoming letter dated February 4, 2003

Dear Mr. Acklin:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposal submitted to TJX by Amnesty International USA, the Unitarian Universalist Service Committee, the Community Church of New York, the Sisters of Notre Dame du Namur, the Congregation of Sisters of St. Joseph of Brighton, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the Manhattan Country School and Womens Equity Mutual Fund. We also received a letter on the proponents' behalf dated March 11, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Patrick Doherty
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

CRGH



ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 4, 2003

Kevin B. Acklin
(617) 951-7013
kacklin@ropesgray.com

BY HAND DELIVERY

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Amnesty International

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, enclosed for filing on behalf of the TJX Companies, Inc. are six copies of a letter to the Division of Corporation Finance containing the above-referenced shareholder proposal and an explanation of why TJX believes that it may exclude the proposal from its 2003 proxy materials pursuant to Rule 14a-8(i)(3).

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger making this filing.

If you have any questions or comments regarding this filing, please do not hesitate to call the undersigned at (617) 951-7013 or Mary E. Weber, Esq. of this office at (617) 951-7391.

Very truly yours,

Kevin Acklin

Kevin B. Acklin, Esq.

Enclosures

cc: Mary E. Weber, Esq.

9073417_1



February 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Amnesty International

Ladies and Gentlemen:

The TJX Companies, Inc., a Delaware corporation, has received a shareholder proposal, referred to as the "2003 Proposal," for inclusion in TJX's proxy materials for its 2003 annual shareholders meeting. It was submitted by Amnesty International, and cosponsored by Unitarian Universalist Service Committee, The Community Church of New York, Sisters of Notre Dame de Namur, Congregation of Sisters of St. Joseph of Brighton, New York City Police Pension Fund, New York City Fire Department Pension Fund, Manhattan Country School and Womens Equity Mutual Fund, collectively referred to as the "Proponents."

We are writing to request that the Division confirm that it concurs in our judgment that the 2003 Proposal may be omitted from our proxy statement and proxy for our 2003 annual shareholders meeting pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. We have notified the Proponents of this intention by copy of this letter.

2003 Proposal

The full text of the 2003 Proposal is set forth below:

"Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

"Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999).

"Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (Business Week, 5/3/99).

"Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00).

"Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000").

"Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

"To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

"And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

"Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

"Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182)."

Discussion

Rule 14a-8(i)(3) provides that a proposal can be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." We believe the 2003 Proposal may be excluded because it is vague, indefinite and misleading and therefore violates Rule 14a-9.

Last year, we received a similar proposal, referred to as the "2002 Proposal," which requested that TJX implement a code of corporate conduct based on ILO human rights standards and a program of outside independent monitoring. The staff did not concur with our judgment that the 2002 Proposal could be excluded from our proxy statement under Rule 14a-8(i)(3). TJX Companies, Inc. (Apr. 5, 2002). We respectfully request that the staff reconsider the position taken with regard to the 2002 Proposal, and concur that the 2003 Proposal may be excluded as vague and indefinite under Rule 14a-8(i)(3).

The staff has consistently agreed that a proposal may be excluded if "the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). The 2003 Proposal is vague and indefinite in violation of Rule 14a-9 because it does not identify to shareholders those "ILO standards" on which we are to base a code of conduct or the "conventions" we are to monitor, nor does it summarize for shareholders the content of those ILO standards or conventions.

The 2003 Proposal requests a code of conduct based on "the ILO standards" and an independent monitoring process that assesses adherence to "these conventions." From these references, a shareholder may reasonably conclude that "the ILO standards" and "these conventions" mean all of the ILO Conventions. However, the supporting statement, which simply lists five principles and mentions eight of the ILO Conventions, may lead a shareholder to reasonably conclude that the Proposal is intended to cover only the eight listed ILO Conventions. Indeed, although it would be inconsistent with the resolution sought by the 2003 Proposal, a shareholder might conclude that the code and the monitoring should be based on the listed principles rather than the ILO Conventions identified in the list. In fact, the 2003 Proposal does not even provide shareholders with the meaning of "ILO." The 2003 Proposal simply does not make clear the standards on which the TJX code of conduct is to be based and against which the monitoring is to take place. The 2003 Proposal should be excluded because, with unspecified standards, neither we nor our shareholders know what the resolution is specifically seeking.

The 2003 Proposal is also vague and indefinite and misleads shareholders because it does not adequately summarize the broad-reaching content of the ILO Conventions sought to be covered, whether it is all of the ILO Conventions or only eight of them. There are 184 different ILO Conventions that contain over 3,800 articles and number over 1,250 pages. The ILO Conventions cover topics ranging from asbestos to agriculture to hygiene and contain highly detailed provisions on myriad topics. Only eight of the ILO Conventions are described at all in the supporting statement to the 2003 Proposal, leaving the other 176 ILO Conventions without any description.

Even the five general principles set forth in the supporting statement fail to adequately summarize the eight ILO Conventions cited. These eight ILO Conventions alone contain 140 articles and number 36 pages. For example, the fifth item of the supporting statement purports to summarize ILO Convention 138 with the sentence: "There shall be no use of child labor." However, this statement is misleading because ILO Convention 138, like the other ILO Conventions, is highly detailed. It, for example, details (i) pursuing a national policy designed to ensure the abolition of child labor and raising progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons (Article 1); (ii) ensuring that the minimum age is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years (Article 2, Sec. 3); and (iii) ensuring that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons is not less than 18 years (Article 3, Sec. 1). Whether the 2003 Proposal refers to all of the ILO Conventions or just the eight ILO Conventions mentioned, it is vague and indefinite because it inadequately and selectively describes the conventions.

The 2003 Proposal also, we believe, misleads shareholders to think that the ILO Conventions are general principles on which TJX could base a code of conduct. In fact, the ILO Conventions are not general principles. Rather, they are international treaties designed to be ratified by countries and adopted by foreign governments as national legislation on labor and social matters. http://www.ilo.org (visited Jan. 31, 2003). They provide specific and detailed governmental regulations on many matters rather than provide a set of general principles. The ILO Conventions are very different from social policy principles like the Sullivan Principles and the MacBride Principles (which we have included in our proxy materials). Unlike the ILO Conventions, each of these principles encompasses a focused and narrowly drafted human rights standard that can be briefly and fairly summarized in a 500 word statement.

We believe that our shareholders will not have any clear idea of the nature of the code of conduct we are being asked to implement in the 2003 Proposal. The staff has agreed with the exclusion of a proposal under Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. (Feb. 11, 1991). Because of the uncertainty about which "ILO standards" are covered by the 2003 Proposal and because the extent and detail of the material contained in the ILO Conventions is not explained in the 2003 Proposal, shareholders could not discern what a code of conduct "based on the ILO standards" would entail or how TJX would amend its buying policy and purchase contracts to "reflect implementation" of such a code or against which TJX would monitor compliance. If the 2003 Proposal were adopted, TJX could adopt and implement a code of conduct and a monitoring program that varies materially from what shareholders reasonably envisioned when voting their proxies.

The 2003 Proposal is also vague and indefinite because it requests that TJX establish an "independent monitoring process" that assesses adherence to these conventions without providing shareholders adequate guidance as to the meaning of "independent monitoring." The 2003 Proposal provides no clear indication about the nature of the independent monitoring sought. Is any independent third party eligible, such as entities engaged in the business of monitoring, or must the independent monitor be a charitable or social organization? The 2003 Proposal also provides no indication as to whether independence requires that the monitor act without being paid by TJX, directly or indirectly, for its services. One of the paragraphs of the "whereas" clause refers to "respected and independent religious, human rights and labor groups." Does the proposal intend to limit our independent monitoring to these unidentified organizations? Without clarification, neither our shareholders nor we can discern with reasonable certainty what is required by the "independent monitoring" language.

In the past, the staff has concurred with the exclusion of proposals requesting the "full implementation" of a certain set of standards and a program to monitor compliance with the standards on the basis that the proposals were vague and indefinite under Rule 14a-8(i)(3). Alcoa, Inc. (Dec. 24, 2002); H.J. Heinz Company (May 25, 2001); TJX Companies, Inc. (Mar. 14, 2001); Ann Taylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001). The Ann Taylor and Alcoa letters agreed with the exclusion of proposals referring to the same ILO Conventions as those cited in the 2003 Proposal. However, the staff has not concurred with the exclusion of proposals requesting a code of conduct "based on" the ILO Conventions. Revlon, Inc. (Apr. 5, 2002); TJX Companies, Inc. (Apr. 5, 2002); Wal-Mart Stores (Apr. 3, 2002); The Stride Rite Corporation (Jan. 16, 2002).

The Alcoa letter argued that the staff has adopted a distinction between "full implementation" of standards and implementation of a code of conduct "based on" standards. In its letter to the staff, Alcoa argued that proposals with the "based on" language are not vague and indefinite under Rule 14a-8(i)(3) because "[m]anagement of those companies still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO Conventions applicable to their business operations, while at the same time meeting the needs of their employees around the world." While this flexibility may be relevant for purposes of Rule 14a-8(i)(1) or (i)(7), we do not believe that for purposes of Rule 14a-8(i)(3) proposals seeking "full implementation" of standards are any more vague and indefinite than those seeking a code of conduct "based on" standards. Management's flexibility to implement a proposal is irrelevant to whether the proposal is vague and indefinite. Rather, like the Alcoa proposal, the 2003 Proposal is vague and indefinite because it does not adequately explain and summarize the ILO Conventions on which shareholders are being asked to vote. Indeed, we would assert that a proposal seeking "full implementation" is clearer than one that is "based on" standards because the shareholders would at least know the outside scope of what is being requested.

We believe that the 2003 Proposal is vague and indefinite because it fails to identify and describe adequately the underlying subject matter of the proposal (*i.e.*, the ILO Conventions); the action that the proposal would require TJX to take (*i.e.*, "full implementation" versus "implementation of a code of conduct based on") with respect to the subject matter is irrelevant to this conclusion. At its most basic level, the 2003 Proposal requires TJX to take some action "based on" its underlying subject matter. If a proposal does not adequately explain to shareholders what the underlying subject matter is, then requiring "full implementation" of the vague and indefinite subject matter is no clearer than requiring action "based on" the vague and indefinite subject matter. Whether the 2003 Proposal incorporates all of the ILO Conventions or eight of those conventions, the 2003 Proposal fails to identify and explain adequately the subject matter of those conventions. A change in the required action from "full implementation" to "implementation of a code of corporate conduct based on" does not cure this ambiguity. We respectfully submit that this distinction is one of form, not substance, and is irrelevant to the question of whether the 2003 Proposal is vague and indefinite under Rule 14a-8(i)(3).

The staff considered a substantially similar proposal made to Kmart Corp. in 2001, and was unable to conclude that Kmart met its burden for exclusion under Rule 14a-8(i)(3). Kmart Corp. (Mar. 16, 2001). However, Kmart focused its 14a-8(i)(3) argument on the "language and imagery" in the proposal that Kmart believed "both impugn[ed] the integrity of the Company as well as [made] charges concerning improper conduct on the part of the Company without factual foundation." Kmart made only one brief statement to suggest that the proposal was vague and indefinite: "the principles of the ILO are general in nature and do not precisely explain or establish guidelines as to what the Company is to report."

We understand that the Proponents wish to raise important social policy questions relating to global labor standards. We too are concerned about these standards and have adopted both a code of conduct and a program of implementation that includes independent monitoring, all detailed on our website. However, we believe that all proponents, regardless of the importance of the content of their proposal, should be required to offer clear resolutions in compliance with SEC rules so that our shareholders can assess the content of the proposals offered.

We believe that the 2003 Proposal is vague and indefinite in violation of Rule 14a-9 because it does not explain or adequately describe to shareholders the "ILO standards" on which TJX is being asked to base a code of conduct or "these conventions" against which TJX is to monitor compliance, misleads shareholders as to the nature of the ILO Conventions and the manner in which they are intended to be implemented, and does not adequately identify what constitutes independent monitoring. We respectfully submit that any purported distinction between "full implementation" and "implementation of a code of conduct based on" is irrelevant to this conclusion. We respectfully request that you reconsider the position taken with regard to the 2002 Proposal, and concur that the 2003 Proposal may be excluded from our 2003 proxy materials pursuant to Rule 14a-8(i)(3).

* * * * * *

As required by Rule 14a-8(j), six copies of this letter are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Kevin B. Acklin of Ropes & Gray at (617) 951-7013 with any questions regarding the foregoing submission.

Very truly yours,



Jay H. Meltzer
Senior Vice President,
General Counsel and Secretary
The TJX Companies, Inc.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 11, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The TJX Companies, Inc,

Via fax

Dear Sir/Madam:

I have been asked by Amnesty International, the Unitarian Universalist Service Committee, The Community Church of New York, the Sisters of Notre Dame de Namur, the Congregation of Sisters of St. Joseph of Brighton, the Manhattan County School and the Womens Equity Mutual (who are jointly referred to hereinafter as the "Proponents"), each of whom is a beneficial owner of shares of common stock of The TJX Companies, Inc. (hereinafter referred to as "TJX" or the "Company"), and who, together with the New York City Police Pension Fund and the New York City Fire Department Pension Fund, have jointly submitted a shareholder proposal to TJX, to respond to the letter dated February 4, 2003, sent to the Securities & Exchange Commission by the Company, in which TJX contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TJX's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls on TJX amend its amend its buying policies in order to preclude the purchase of products that are produced under certain conditions that violate human rights.

The Company unsuccessfully made the identical argument last year with respect to a virtually identical shareholder proposal. *The TJX Companies, Inc.* (April 5, 2002). Since it is merely repeating the exact same arguments, often in virtually identical wording, it has presented no reason why the Staff should reach a different conclusion this year. (In this connection, we refer the Staff to the excellent letter submitted last year by the New York City Pension Plans on behalf of the proponents of the 2002 proposal.)

1.

In any event, the entire premise of the Company's main argument is false. In the final sentence of the third paragraph of the section of TJX's letter entitled "Discussion" (page 3), the Company states that the proposal is vague (i) because it "does not identify" the ILO Standards "on which we are to base a code of conduct" and (ii) because it does not "summarize for shareholders the content of those ILO standards". Neither statement is true.

As to (i), the proposal specifically identifies the five ILO principles to which it refers. (See the Supporting Statement.) The Company unsuccessfully made the identical argument in its no-action request last year. *The TJX Companies, Inc.* (April 5, 2002). Similar arguments made by other registrants with respect to similar proposals have similarly been rejected by the Staff. *Marriott International, Inc.* (March 19, 2002); *The Stride Rite Corporation* (January 16, 2002); *PPG Industries, Inc.* (January 22, 2001). Nevertheless, were the Staff to find any ambiguity at all on this point, the proponents would be pleased to amend the proposal to clarify the matter.

Furthermore, there is no reasonable basis to believe, as suggested in the fourth paragraph of the "Discussion", that any shareholder able to read would understand that the proposal was referring to 180 undescribed and unmentioned ILO standards, rather than the five enumerated principles, since at no point does the proposal refer to any ILO convention other than those five. Similar arguments with respect to similar proposals have uniformly been rejected by the Staff. See, e.g., *The TJX Companies, Inc.* (April 5, 2002); *Marriott International, Inc.* (March 19, 2002); *The Stride Rite Corporation* (January 16, 2002); *PPG Industries, Inc.* (January 22, 2001).

As to (ii), contrary to the Company's assertion, each of the five ILO principles is summarized in the supporting statement. Indeed, the Staff has frequently so held with respect to almost identical proposals. *The TJX Companies, Inc.* (April 5, 2002); *Revlon, Inc.* (April 5, 2002); *The Stride Rite Corporation* (January 16, 2002); *Federated Department Stores, Inc.* (April 1, 2002); *Marriott International, Inc.* (March 19, 2002); *E I du Pont de Namours & Company* (March 11, 2002);

2.

The Company's also argues that the term "independent monitoring" is vague. It unsuccessfully made the identical argument, in identical words, last year. *The TJX Companies, Inc.* (April 5, 2002). No reason appears why the Staff should reach a different conclusion this year. Accord, *Revlon, Inc.* (April 5, 2002); *The Stride Rite Corporation* (January 16, 2002); Target *Corporation* (April 1, 2002), each rejecting similar arguments with respect to similar proposals.

3.

Finally, the Company's argument with respect to past Staff rulings on vendor standards proposals is wholly without merit. Once again, it appears to be based on a wholly false premise. In the final (and carryover) paragraph on page five of its letter, TJX asserts that the "subject matter" (emphasis in original) of the proposal is "the ILO Conventions". Nothing could be further from the truth. The subject matter of the proposal is the Company's own code of conduct for its own suppliers.

On the merits, it is clear that the Staff has drawn a clear line between proposals which call for company codes to "implement" ILO or other similar standards and those which call on registrants to "base" their own code on certain ILO principles. The reason is clear. No registrant can "implement" a standard that is directed toward governmental action. To request it to do so is so confusing as to violate 14a-9. However, it is not at all confusing, and therefore not vague or misleading under 14a-9, to request a registrant to *base* its own code on specified ILO principles. Therefore, the Staff has consistently found that shareholder proposals concerning vendor standards that call on the registrant to base its code on such principles are not vague and therefore does not violate Rule 14a-9. See, e.g., *The TJX Companies, Inc.* (April 5, 2002); *Revlon, Inc.* (April 5, 2002); *The Stride Rite Corporation* (January 16, 2002); *Federated Department Stores, Inc.* (April 1, 2002); *Marriott International, Inc.* (March 19, 2002); *E I du Pont de Namours & Company* (March 11, 2002); *PPG Industries, Inc.* (January 22, 2001). Since the Proponents' shareholder proposal calls on TJX to *base* its code on specified ILO human rights principles, it is not excludable by virtue of Rule 14a-8(i)(3).

Although it is true that the *Kmart* no action letter (March 16, 2001), referred to in the first full paragraph on page 6 of the Company's letter, did not specifically address this point, that fact is irrelevant since in numerous other no-action requests the registrants have explicitly argued that the "based on" language does not differ from language requesting implementation of the ILO standards. The Staff has consistently rejected such arguments. See, e.g., *The TJX Companies, Inc.* (April 5, 2002); *Revlon, Inc.* (April 5, 2002); *The Stride Rite Corporation* (January 16, 2002); *Federated Department Stores, Inc.* (April 1, 2002); *Marriott International, Inc.* (March 19, 2002). Obviously, each of these letters addressed (i)(3) objections, not (i)(7) objections as claimed by the Company. See especially the *Revlon* letter where the registrant made an argument identical to that made by TJX in the second full paragraph on page 5 of its letter.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Jay H. Meltzer, Esq.
Proponents
Tim Smith
New York City Police and Fire Department Pension Plans
Sister Pat Wolf

To: Grace Lee
SEC
FAX 202-942-9525

From: Paul M. Neuhauser
Tel & Fax: 941-349-6164

Re: Shareholder proposal submitted to TJX re vendor standards

Number of pages, including this page = 5


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston
637 Cambridge Street ◇ Brighton, Massachusetts 02135-2800 ◇ www.csjboston.org

December 4, 2002

Mr. Edmond English
President & CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

The Congragation of Sisters of St. Joseph of Brighton holds 500 shares of TJX Companies. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally. The issue of vendor standards is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Congregation of Sisters of St. Joseph of Brighton is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting. The Congregation of Sisters of St. Joseph of Brighton are filing this resolution in concert with other institutions led by Walden Asset Management. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, on correspondence related to this matter. He can be reached by phone at (617) 726-7155, or by e-mail at tsmith@ustrustboston.com. Our best wishes for your continued success.

Sincerely,

Sister Carol Lombard csj

Sister Carole Lombard csj

Encl. Resolution Text

cc Tim Smith, Senior Vice President, Walden Asset Management, 40 Court Street, Boston, MA 02108

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).



ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

FAX TRANSMITTAL LETTER

IMPORTANT: PLEASE DELIVER THIS DOCUMENT IMMEDIATELY!
IF YOU DO NOT RECEIVE ALL PAGES, PLEASE CALL: (617) 951-7000
TOTAL NUMBER OF PAGES INCLUDING THIS TRANSMITTAL LETTER: 3

	Name	Firm/Company	Fax Number	Phone Number
To:	Alex Shukhman	U.S. Securities and Exchange Commission	202-942-9528	202-942-2872

From: Kevin B. Acklin, Esq.

Comments:

Mr. Shukhman:

As you requested, attached please find a copy of the letter submitted to The TJX Companies, Inc. by The Congregation of Sisters of St. Joseph of Brighton. As I indicated in my voice mail, TJX did not receive a letter from the Sisters of Notre Dame de Namur.

Please feel free to contact me at (617) 951-7013 or Mary Weber at (617) 951-7391 if you have any further questions.

PLEASE COMPLETE WHEN SUBMITTING TO FAX DEPARTMENT

Date: April 2, 2003	Time: 6:03 PM
File Symbol: TJXC-318	Personal ID Number: A28108
Submitted By:	Phone: 617-951-7013



ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

FAX TRANSMITTAL LETTER

IMPORTANT: PLEASE DELIVER THIS DOCUMENT IMMEDIATELY!
IF YOU DO NOT RECEIVE ALL PAGES, PLEASE CALL: (617) 951-7000
TOTAL NUMBER OF PAGES INCLUDING THIS TRANSMITTAL LETTER: 27

	Name	Firm/Company	Fax Number	Phone Number
To:	Alex Shukhman	U.S. Securities and Exchange Commission	202-942-9528	202-942-2872

From: Kevin B. Acklin, Esq.

Comments:

Mr. Shukhman:

As you requested, attached please find a list of the addresses of each proponent of the Vendor Standards proposal as well as copies of each submission received by TJX.

Please feel free to contact me at (617) 951-7013 or Mary Weber at (617) 951-7391 if you have any further questions.

Best regards,

Kevin Acklin

Kevin Acklin

PLEASE COMPLETE WHEN SUBMITTING TO FAX DEPARTMENT

Date: March 25, 2003	Time: 12:19 PM
File Symbol: TJXC-318	Personal ID Number: A28108
Submitted By:	Phone: 617-951-7013

Proponent Address List

Mr. Gary Giscombe
Deputy Executive Director
Amnesty International
322 Eighth Avenue
New York, New York 10001-8001
(212) 807-8400

Ms. Nancy Moore
Interim Executive Director
Unitarian Universalist Service Committee
130 Prospect Street
Cambridge, MA 02139-1845
(617) 868-6600

Ms. Kay Aler-Maida
The Community Church of New York
40 East 35th Street
New York, New York 10016
(212) 683-4988

Sisters of Notre Dame de Namur
c/o Mr. Tim Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Congregation of Sisters of St. Joseph of Brighton
c/o Mr. Tim Smith
Senior Vice President
Walden Asset Management
40 Court Street
Boston, MA 02108

Mr. Patrick Doherty
New York City Police Pension Fund
New York City Fire Department Pension Fund
c/o Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341
(212) 669-2651

Ms. Michelle Sola, Director
Manhattan Country School
7 East 96th Street
New York, NY 10128
(212) 348-0952

Ms. Linda C.Y. Pei
Womens Equity Mutual Fund
625 Market St, 16th Floor
San Francisco, CA 94105
(415) 547-9135



November 23, 2002

Mr. Edmond English
President & CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

Amnesty International holds 3,500 shares of **TJX Companies.** We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally. The issue of vendor standards is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. **Amnesty International** is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares, led by Walden Asset Management. We have been a shareholder for more than one year and would be happy to provide verification of our ownership position upon request. We will continue to be an investor through the stockholder meeting. Amnesty International is filing this resolution in concert with other institutions. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, on correspondence related to this matter. He can be reached by phone at (617) 726-7155, or by e-mail at tsmith@ustrustboston.com. Our best wishes for your continued success.

Sincerely,

Gary Giscombe
Deputy Executive Director, Finance and Administration

Encl. Resolution Text

cc Tim Smith, Senior Vice President, Walden Asset Management, 40 Court Street, Boston, MA 02108



TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 19, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for **Amnesty International USA.** We are writing to verify that **Amnesty International USA** currently owns **3,500 shares** of **TJX Companies, Inc. (Cusip #872540109).** We confirm that **Amnesty International USA** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **TJX Companies, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **TJX Companies, Inc.**

Sincerely,

Bill Apfel
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

DEC 10 2002



Unitarian Universalist
Service Committee

December 3, 2003

Mr. Edmond English
President & CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 1,300 shares of TJX Companies. We have owned over $2,000 worth for more than a year. Further it is our intent to hold greater than $2,000 in market value through the next annual meeting of TJX Companies. Our custodian has provided certification of ownership. A copy of that certification is enclosed.

For more than 60 years UUSC has advanced human rights and social justice in the United States and internationally. We are committed to the belief that each person's right to equality and justice transcends divisions of class, race, nationality, sexual orientation, ethnicity, religion and gender. Our programs empower women, defend the rights of children, and support the struggles of oppressed racial, ethnic and indigenous groups. We also provide financial and technical support when disasters strike, especially where human rights are threatened. Since nearly half of the global workforce involved in producing textiles, garments and shoes are women, we join our partners overseas in advocating for their rights, wages and working conditions.

I herby notify you that UUSC, as a concerned shareholder, intends to co-file the enclosed vender standards resolution in concert with other institutions, led by Walden Asset Management. The resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the proxy statement under 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that UUSC is a sponsor of this resolution. We will be represented in person or by proxy at the annual meeting.

Please feel free to call Mary Lania at 617-868-6600, ext. 317 if you have any questions about this resolution. We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, 40 Court Street, Boston, MA 02108, on any correspondence related to this matter.

130 Prospect Street
Cambridge, MA 02139-1845

617 868-6600 Fax: 617 868-7102
www.uusc.org

Advancing justice and human rights throughout the world since 1939.

We believe that companies that respect the rights of workers and have a commitment to customers, employees, communities and the environment will prosper long-term.

Sincerely,



Nancy Moore
Interim Executive Director

Enclosures: Resolution
Certificate of Ownership

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999).

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

November 19, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the Unitarian Universalist Service Committee (UUSC). We are writing to verify that the Unitarian Universalist Service Committee (UUSC) currently owns 1,300 shares of TJX Companies, Inc. (Cusip #872540109). We confirm that the Unitarian Universalist Service Committee (UUSC) has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of TJX Companies, Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of TJX Companies, Inc.

Sincerely,

Robert Lincoln
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975
40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

DEC 12 2002

THE COMMUNITY CHURCH OF NEW YORK

UNITARIAN UNIVERSALIST
40 East 35th Street, New York, NY 10016
Telephone (212) 683-4988
Fax (212) 683-4998

December 4, 2002

Mr. Edmond English
President & CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

Community Church of New York holds **4,200 shares of TJX Companies.** We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally. The issue of vendor standards is a major concern for us.

Therefore, as the Administrator of the Church we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Community Church of New York is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and has enclosed verification of our ownership. We will continue to be an investor through the stockholder meeting. Community Church of New York is filing this resolution in concert with other institutions led by Walden Asset Management. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, on correspondence related to this matter.. He can be reached by phone at (617) 726-7155, or by e-mail at tsmith@ustrustboston.com. Our best wishes for your continued success.

Sincerely,



Kay Aler-Maida,

Encl. Resolution Text

cc Tim Smith, Senior Vice President, Walden Asset Management, 40 Court Street, Boston, MA 02108

"Knowing not sect, class, nation or race, welcomes each to the service of all."

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 5, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Community Church of New York.** We are writing to verify that the **Community Church of New York** currently owns **4,200** shares of **TJX Companies, Inc. (Cusip #872540109)**. We confirm that the **Community Church of New York** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **TJX Companies, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **TJX Companies, Inc.**

Sincerely,

G. Aiyer

Geeta Aiyer
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



DEC 12 2002

WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 3, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Sisters of Notre Dame du Namur.** We are writing to verify that the **Sisters of Notre Dame du Namur** currently own **6,975 shares** of **TJX Companies, Inc. (Cusip #872540109).** We confirm that the **Sisters of Notre Dame du Namur** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **TJX Companies, Inc.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **TJX Companies, Inc.**

Sincerely,



Stephen Moody
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975
40 Court Street. Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 3, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for the **Congregation of Sisters of St. Joseph of Brighton**. We are writing to verify that the **Sisters of Saint Joseph** currently owns **500** shares of **TJX Companies, Inc. (Cusip #872540109)**. We confirm that the **Congregation of Sisters of St. Joseph of Brighton** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **TJX Companies, Inc.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **TJX Companies, Inc.**

Sincerely,



Stephen Moody
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664



COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 4, 2002

Mr. Jay H. Meltzer
Secretary
TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Dear Mr. Meltzer:

As Comptroller of New York City, I am the custodian and a trustee of the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 173,668 shares of TJX Companies, Inc. common stock, with a market value of over $3 million, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Mr. Meltzer
December 4, 2002
Page 2

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



William C. Thompson, Jr.

WCT:pd:ma

TJX ilo 02-03

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).


CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 4, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

118,068 shares of **TJX COMPANIES, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President


CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

December 4, 2002

RE: **NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B**

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

55,600 shares of **TJX COMPANIES, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

DEC 2 6 2002


MANHATTAN
COUNTRY SCHOOL

December 9, 2002

Mr. Edmond English
President and CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

Manhattan Country School holds **3,600 shares** of **TJX Companies**. As a school we work diligently to integrate important social values into our teaching and student education. Issues like diversity and human rights are very important to our faculty and students alike. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally. The issue of vendor standards is a major concern for us.

Therefore, we are submitting the enclosed shareholder resolution for inclusion in the 2003 proxy statement, along with other institutions led by Walden Asset Management, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Manhattan Country School is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We will continue to be an investor through the stockholder meeting.

We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, on correspondence related to this matter. He can be reached by phone (617) 726-7155, or by e-mail tsmith@ustrustboston.com. Our best wishes for your continued success.

Sincerely,

Michelle Sola
Ms. Michelle Sola
Director

Franklin Delano Roosevelt III
Franklin Delano Roosevelt III
Chair Investment CommitteeEncl. Resolution

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).


WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston

December 11, 2002

To Whom It May Concern:

Walden Asset Management, a division of United States Trust Company of Boston, manages assets and acts as custodian for **Manhattan Country School.** We are writing to verify that **Manhattan Country School** currently owns **3,600 shares of TJX Companies, Inc. (Cusip #872540109)**. We confirm that **Manhattan Country School** has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of **TJX Companies, Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **TJX Companies, Inc.**

Sincerely,



Robert Lincoln
Senior Vice President, Senior Portfolio Manager

Investing for social change since 1975

40 Court Street, Boston MA 02108 Tel: (617) 726-7250 or (800) 282-8782 Fax: (617) 227-3664

TIMOTHY SMITH



WALDEN ASSET MANAGEMENT
A Division of United States Trust Company of Boston
40 Court Street, Boston MA 02108


BOSTON MA 0215



MR. EDMOND ENGLISH
PRESIDENT AND CEO
TJX COMPANIES
770 COCHITUATE ROAD
FRAMINGHAM, MA 01701

01701+4572 




femmx

December 11, 2002

Mr. Edmond English
President & CEO
TJX Companies
770 Cochituate Road
Framingham, MA 01701

Dear Mr. English:

Womens Equity Mutual Fund holds **13,000 shares** of **TJX Companies**. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can to act responsibly in their operations globally. The issue of vendor standards is a major concern for us.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2003 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Womens Equity Mutual Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder for more than one year and will continue to be an investor through the stockholder meeting. Verification of our ownership position is available upon request. Womens Equity Mutual Fund is filing this resolution in concert with other institutions, including Walden Asset Management. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

We look forward to hearing from you. We would appreciate it if you would please copy us, as well as Tim Smith at Walden Asset Management, on correspondence related to this matter. He can be reached by phone at (617) 695-5177, or by e-mail at tsmith@ustrustboston.com.

Sincerely,

[signature]

Encl. Resolution Text

cc Tim Smith, Senior Vice President, Walden Asset Management, 40 Court Street, Boston, MA 02108

415.547.9135 · 415.546.4144
212.375.0497 · [illegible]

TJX COMPANIES: VENDOR STANDARDS REPORT REQUEST

Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics." (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138 and 182).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The TJX Companies, Inc.
Incoming letter dated February 4, 2003

The proposal requests that the board commit itself to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor